LAW OFFICES OF

Naccarato & Associates

1100 Quail Street, Ste. 100

Newport Beach, California 92660

Phone: 949-851-9261

Fax: 949-851-9262

_____________________________________________________________________________________________

October 23, 2014

VIA EDGAR

Ernest Greene

Staff Accountant

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	International Packaging & Logistics Group, Inc. Item 4.01 Form 8-K Filed October 20, 2014 File No. 0-21384

Dear Mr. Green:

We are securities counsel to International Packaging and Logistics Inc. (“IPLO” or the “Company”), and on behalf of our client we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 23, 2014, relating to the above referenced Form 8-K submitted to the Commission on October 20, 2014 (the “Form 8-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. An Amended 8-K was filed on October 22, 2014 which included the changes referenced in the below responses.

1.	Please amend your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that “the Company informed PMB Helin Donovan, LLP that they were engaging another auditing firm concurrent with this notice.”

We have added that the former accountant was dismissed.

2.	Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K.

The wording was revised accordingly.

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

An updated letter was obtained and filed with the amended 8-K.

The company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this response to me at (949) 851-9261. Thank you for your assistance.

Very truly yours.

/s/ Owen Naccarato

Law offices of Naccarato & Associates